UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Codexis, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 value per share

(Title of Class of Securities)

192005106

(CUSIP Number)

John Nicols

c/o Codexis, Inc.

200 Penobscot Drive

Redwood City, CA 94063

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

March 5, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. John Nicols
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,672,368
	8	Shared Voting Power 460,420
	9	Sole Dispositive Power 3,672,368
	10	Shared Dispositive Power 460,420

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,132,788
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 6.13%
14	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the Common Stock, par value $0.0001 value per share (the “Common Stock”), of Codexis, Inc. (the “Issuer”). The address and principal executive office of the Issuer is 200 Penobscot Drive, Redwood City, CA 94063.

Item 2. Identity and Background

The Schedule 13D is being filed by John Nicols (the “Reporting Person”).

The Reporting Person is a United States Citizen. The principal occupation of the Reporting Person is serving as the President and Chief Executive Officer of the Issuer. The business address of the Reporting Person is c/o Codexis, Inc., 200 Penobscot Drive, Redwood City, CA 94063.

During the last five years, the Reporting Person (i) has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

1,030,679 shares of the Issuer’s Common Stock of the Reporting Person were acquired pursuant to stock options, restricted stock awards, performance stock units and restricted stock units granted to the Reporting Person in consideration of his service as the Issuer’s President and Chief Executive Officer, pursuant to the Issuer’s 2010 Equity Incentive Award Plan (the “2010 Plan”) and the Issuer’s 2019 Incentive Award Plan (the “2019 Plan”), as applicable.

On August 20, 2019, the Reporting Person purchased 10,000 shares of the Issuer’s Common Stock in an open-market transaction at a price of $13.30 per share.

Between March 6-8, 2013, the Reporting Person purchased an aggregate of 81,000 shares of the Issuer’s Common Stock in open-market transactions at a weighted average price of approximately $2.28 per share.

Item 4. Purpose of Transaction

Lock-Up Agreement

In connection with an underwritten public offering of shares of the Issuer’s Common Stock on December 2, 2020 (the “Public Offering”), the Reporting Person entered into a letter agreement, dated December 2, 2020 (the “Lock-Up Agreement”), with the several underwriters for the Public Offering (the “Underwriters”). Pursuant to the Lock-Up Agreement, the Reporting Person agreed, without the prior written consent of the Underwriters and subject to limited exceptions, not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Stock or such other securities for a period of 90 days after the date of the final prospectus used to sell Common Stock in Public Offering (the “Lock-Up Period”). The Lock-Up Agreement automatically terminates and shall be of no further force or effect following the expiration of the Lock-Up Period.

General

The Reporting Person holds the securities described in this Schedule 13D for investment purposes, and will review his investments in the Issuer on a continuing basis. Any actions the Reporting Person might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Person’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the terms of the Lock-Up Agreement, the Reporting Person may, at any time and from time to time, acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. Further, the Reporting Persons may engage in the transfer of securities to various entities controlled by him estate planning purposes. In addition, the Reporting Person in his capacity as President, Chief Executive Officer and a director of the Issuer, may engage in discussions with management, the board of directors, other shareholders of the Issuer and other relevant parties regarding potential changes in the operations, management, or capital structure of the Issuer as a means of enhancing shareholder value, or consider and explore and/or encourage such other persons to consider or explore potential corporate transactions involving the Issuer and its securities including, among other things: mergers, reorganizations or other business combination transactions, including transactions that could result in the de-listing or de-registration of the Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure. Although the Reporting Person may engage in the transfer of securities of the Issuer to entities controlled by him for estate planning purposes from time to time, the Reporting Person has no current plans to sell the Issuer’s Common Stock owned by the Reporting Person for cash or to support corporate transactions that would result in a loss of the Reporting Person’s position with the Issuer.

Other than as described above, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change his purpose or formulate different plans or proposals with respect thereto at any time.

Item 5. Interest in Securities of the Issuer

(a) – (b)

As of February 16, 2021, the Reporting person may be deemed to have beneficial ownership of a total of 4,132,788 shares of the Issuer’s Common Stock, representing approximately 6.13% of the Issuer’s Common Stock as determined in accordance with the rules promulgated by the SEC, based on 64,355,843 shares of Common Stock outstanding as of February 10, 2021, as confirmed by the Issuer.

The Reporting Person may be deemed to have sole voting and dispositive power with respect to: (i) 661,259 shares of the Issuer’s Common Stock held of record by the Reporting Person, and (ii) 3,011,109 shares of the Issuer’s Common Stock issuable upon exercise of options that are presently exercisable or become exercisable within 60 days of the date of this Schedule 13D.

The Reporting Person may be deemed to have shared voting and dispositive power with respect to 460,420 shares of the Issuer’s Common Stock held of record by a trust for the benefit of the Reporting Person and his immediate family.

(c) During the past 60 days the Reporting Person has not effected any transactions in the Common Stock.

(d) None.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 4 above summarizes certain provisions of the Lock-Up Agreement and is incorporated herein by reference. A copy of this agreement is attached as an exhibit to this Schedule 13D, and is incorporated herein by reference.

The Reporting Person is also subject to certain stock option award agreements under the 2010 Plan and 2019 Plan, pursuant to which equity awards were granted. The above summary is qualified by reference to the full text of the 2010 Plan and stock option award agreement thereunder, and the 2019 Plan and stock option award agreement thereunder, forms of which are attached as exhibits to the Company’s Annual Report on Form 10-K on the year ended December 31, 2019 filed with the SEC on February 28, 2020, and incorporated herein by reference.

The Reporting Person is also subject to the terms of an employment agreement with the Issuer, dated as of May 28, 2012, as amended (the “Employment Agreement”), which provides for payments and benefits upon certain terminations of employment, including acceleration of vesting of equity awards. The above summary is qualified by reference to the full text of the Employment Agreement and amendments thereto, copies of which are filed as exhibits to this Schedule 13D and incorporated herein by reference.

Except as set forth herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits

Exhibit Number	Description

1	Form of Lock Up Agreement (incorporated by reference to Exhibit 1.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on December 7, 2020).

2	Employment Agreement by and between the Company and John Nicols effective as of May 28, 2012 (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, filed on August 9, 2012).

3	Amendment to Employment Agreement between the Company and John Nicols, dated April 21, 2016 (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2016, filed on August 9, 2016).

4	Amendment to Employment Agreement between the Company and John Nicols, dated November 16, 2017 (incorporated by reference to Exhibit 10.8E to the Company’s Annual Report on Form 10-K for the year ended December 31, 2017, filed on March 15, 2018).

5	Amendment to Employment Agreement between the Company and John Nicols, effective as of June 28, 2019. (incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019, filed on November 6, 2019).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2021

JOHN NICOLS

By:	/s/ John Nicols
Name:	John Nicols

Schedule A

Individuals Appointed as Attorney-in-Fact with Full Power of Substitution and Resubstitution

1. Ross Taylor

2. Richard Sabalot